

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2014

Via E-mail
Kenneth A. Lewis
Chief Financial Officer
Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403

Re: **Franklin Resources, Inc.**
        Form 10-K for the Fiscal Year Ended September 30, 2013
        Filed November 12, 2013
        File No. 001-09318

Dear Mr. Lewis:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Components of the Change in Assets Under Management, page 38

1.   We note that a significant component of the change in your assets under management (AUM) is appreciation (depreciation) and other which includes the impact of foreign exchange revaluation (FX). Please revise your future filings to disaggregate the impact of foreign exchange revaluations on your AUM, and expand the corresponding disclosure to discuss material known trends and changes to both appreciation (depreciation) and FX.

Quantitative and Qualitative Disclosures about Market Risk, page 59

AUM Market Price Risk, page 60

2.   We note that you are exposed to market risk through your investment management and distribution fees, which are generally calculated as a percentage of the market value of AUM. In order to help an investor understand the magnitude of market risk, please revise your future filings to provide the quantitative disclosures required by Item 305(a) of Regulation S-K and the related impact to your investment management fees and sales and distribution fees or tell us why this disclosure is not required. In addition, where your provide sensitivity analysis disclosures (e.g. market valuation risk on page 61), expand your discussion to provide a description of the model, assumptions, and related parameters that are necessary to understand your quantitative disclosures.

Foreign Currency Exchange Risk, page 60

3.   Please revise your future filings to provide the quantitative disclosures required by Item 305(a) of Regulation S-K for your foreign currency exchange risk or explain to us why this disclosure is not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Dunn at (202) 551-3724 or me at (202) 551-3872 if you have questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief